Item 1. Security and Issuer

(a) Title of Class of Securities:

Common Shares, no par value

(b) Name of Issuer:

Electra Battery Materials Corporation

(c) Address of Issuer's Principal Executive Offices:

133 Richmond Street West, Suite 602, Toronto, Ontario, Canada, M5H 2L3

Item 1 Comment:

This Amendment No. 2 (the "<u>Amendment</u>") amends and supplements the Schedule 13D filed by the Reporting Person on July 25, 2025 (as amended and supplemented by Amendment No. 1, the "<u>Original Schedule 13D</u>"), with respect to the Common Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by including the information set forth in Item 4 of this Amendment.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is amended and supplemented as follows:

Amendment to Transaction Support Agreement

On September 17, 2025, the Consenting Convertible Noteholders and the Issuer entered into Amendment No. 1 to the Transaction Support Agreement (the "<u>TSA Amendment</u>"). Under the TSA Amendment, the Consenting Convertible Noteholders and the Issuer agreed to amend the following terms of the Transactions:

- The Equity Exchange will now consist of the exchange by each Consenting Convertible Noteholder of 60% of the aggregate principal amount of Notes beneficially owned or held by such Consenting Convertible Noteholder (the "<u>Equitized Notes</u>"), with each Equitized Note being exchanged for a number of units identical to those being issued in the New Equity Offering equal to (i) the aggregate principal amount of such Equitized Note plus the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on such Equitized Note to but excluding October 9, 2025 divided by (ii) US$0.75.

- Each Consenting Convertible Noteholder will exchange the remaining 40% of the aggregate principal amount of Notes beneficially owned or held by such Consenting Convertible Noteholder (the "<u>Rolled Notes</u>") for the following: (i) an aggregate principal amount of New Term Loan equal to the sum of (x) the aggregate principal amount of such Rolled Notes, (y) the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on such Rolled Notes to but excluding the Transaction Effective Date, and (z) the aggregate amount of all accrued but unpaid interest (including any deferred interest amounts) on the Equitized Notes beneficially owned or held by such Consenting Convertible Noteholder from and including October 9, 2025 to but excluding the Transaction Effective Date, and (ii) a number of Common Shares equal to 12.5% of the sum of

(x) the aggregate principal amount of such Rolled Notes and (y) the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on such Rolled Notes to but excluding October 9, 2025 *divided by* US$0.90.

In addition, each of the Consenting Convertible Noteholders have agreed to cancel all of the outstanding warrants previously issued by the Issuer pursuant to that certain Warrant Indenture, dated as of November 27, 2024, by and between the Issuer and TSX Trust Company, or that certain Warrant Indenture, dated as of February 13, 2023, by and between the Issuer and TSX Trust Company.

The foregoing description of the TSA Amendment is a summary only, does not purport to be complete and is qualified in its entirety by reference to the full text of the TSA Amendment (including the exhibits thereto), a copy of which is attached hereto as Exhibit 99.12 and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by including the information set forth in Item 4 of this Amendment.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.2 – Amendment No. 1 to Transaction Support Agreement, dated September 17, 2025 (incorporated by reference to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on September 18, 2025)